FIRST AMENDMENT
TO THE SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
CARDINAL ETHANOL, LLC

THIS FIRST AMENDMENT TO THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF CARDINAL ETHANOL, LLC (this “Amendment”) is adopted and approved effective as of February 20, 2018 (the “Effective Date”), by the Members of Cardinal Ethanol, LLC (the “Company”) pursuant to Sections 5.2 and 8.1 of the Second Amended and Restated Operating Agreement dated February 1, 2006 (the “Operating Agreement”). Capitalized terms that are used in this Amendment and are not otherwise defined herein shall have the meaning provided in the Operating Agreement.

SECTION 1 - AMENDMENTS

SECTION 5.2

Section 5.2 of the Operating Agreement is hereby amended by deleting the current language of Section 5.2 and replacing it with the following:

5.2    Number of Total Directors. The number of Directors of the Company shall be a minimum of eight (8) and a maximum of fifteen (15). The Directors may change from time to time the total number of Directors within this variable range by resolution approved by a majority vote of the Directors. The relative ratio of the number of Directors elected pursuant to section 5.3(a) below to Directors appointed pursuant to section 5.3(c) below shall always result in a majority of elected Directors.

SECTION 5.3(a)

Section 5.3(a) of the Operating Agreement is hereby amended by deleting the current language of Section 5.3(a) and replacing it with the following:

(a)Election of Directors and Terms. In accordance with Section 5.2 of this Agreement, at each annual meeting of the Members, Directors shall be elected by the Members for staggered terms of three (3) years and until a successor is elected and qualified; provided however, that any Member who is authorized to appoint a Director pursuant to Section 5.3(c) shall not be entitled to vote for the election of any other Directors that the Members are entitled to elect, and the Units held by such Member shall not be included in determining a plurality of the Membership Voting Interests for purposes of electing Directors. The Directors shall, by resolution approved by a majority vote of the Directors, classify each such Director position as Group I, Group II, or Group III, with such classification to serve as the basis for the staggering of terms among the elected Directors. The terms of Group I Directors shall expire first (initial term of one year with successors elected to three year terms thereafter), followed by those of Group II Directors (initial term of two years with successors elected to three year terms thereafter), and then Group III Directors (initial and subsequent terms of three years). Except for the special right of appointment of certain Directors as provided in subsection (c) hereof, Directors shall be elected by a plurality vote of the Membership Voting Interests so that the nominees receiving the greatest number of votes relative to all other nominees are elected as Directors.

SECTION 5.7(b)

Section 5.7(b) of the Operating Agreement is hereby amended by deleting the current language of Section 5.7(b) and replacing it with the following:

(b)    The Directors shall not have authority to, and they covenant and agree that they shall not cause the Company to, without the consent of a majority of the Membership Voting Interests:

(i)
Merge, consolidate, exchange or otherwise dispose of at one time all or substantially all of the Property, except for a liquidating sale of the Property in connection with the dissolution of the Company;

(ii)
Issue Units at a purchase price of less than $1,666.66 per Unit. Notwithstanding the foregoing, the Directors shall have the authority to issue Units below the purchase price as compensation for services rendered for the Company or for any other compensation purpose;

(iii)	Issue more than an aggregate of 25,000 Units; and

(iv)	Cause the Company to acquire any equity or debt securities of any Director or any of its Affiliates, or otherwise make loans to any Director or any Affiliates.

The actions specified herein as requiring the consent of the Members shall be in addition to any actions by the Director that are specified in the Act as requiring the consent or approval of the Members. Any such required consent or approval may be given by an affirmative vote of a majority of the total Membership Voting Interests entitled to vote pursuant to this Agreement.

SECTION 7.4

Section 7.4 of the Operating Agreement is hereby amended by deleting the current language of Section 7.4 and replacing it with the following:

7.4    Tax Matters Member; Partnership Representative.

(a)    Appointment. The Directors shall designate, from time to time, a qualifying Person to be specifically authorized to act as the “Tax Matters Member” of the Company, as defined in Section 6231 of the Code prior to its amendment by the Bipartisan Budget Act of 2015 (“BBA”). Such person shall become the “partnership representative” within the meaning of Section 6223(a) of the Code (as amended by the BBA) as in effect for the tax years beginning on or after January 1, 2018 (such “tax matters partner” and “partnership representative”, as the case may be, referred to herein as the “Partnership Representative”); provided, however, that the Directors shall have the authority to designate, remove and replace the Partnership Representative who shall act as the tax matters partner within the meaning of and pursuant to Regulations Sections 301.6231(a)(7)-1 and -2, or as the partnership representative within the meaning of and pursuant to the BBA and any regulations promulgated thereunder, or any similar provision under state or local law. Necessary tax information shall be delivered to each Unit Holder as soon as practicable after the end of each Fiscal Year, but not later than Three (3) months after the end of each Fiscal Year.

(b)    Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Unit Holder agrees that such Unit Holder will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative in its sole and absolute discretion. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Unit Holders) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)    BBA Elections. The Company will not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the “BBA Procedures”) for any tax year beginning before January 1, 2018, and, to the extent permitted by applicable law and regulations, the Company will annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018 pursuant to Code Section 6221(b) (as amended by the BBA).

(d)    Tax Elections. The Directors shall, without any further consent of the Unit Holders being required (except as specifically required herein), make any and all elections for federal, state, local and foreign tax purposes as the Directors shall determine appropriate and shall have the right and authority to represent the Company and the Unit Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Unit Holders in their capacities as Unit Holders, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Unit Holders with respect to such tax matters or otherwise affect the rights of the Company and the Unit Holders; except that the Partnership Representative, in its sole discretion, has the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative as set forth in Section 7.4(b) or under the BBA and any regulations promulgated thereunder (including an election under Code Section 6226 as amended by the BBA). If the Partnership Representative does not make an election under Code Section 6226 (as amended by the BBA), the Partnership Representative will use commercially reasonable efforts (i) to make any modifications to the imputed underpayment amount available under Code Sections 6225(c)(3), (4), (5), or (6) (as amended by the BBA), and (ii) if requested by a Unit Holder, to provide such Unit Holder information that would allow such Unit Holder to file an amended federal income tax return as described in Code Section 6225(c)(2) (as amended by the BBA) to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

(e)    Tax Returns and Tax Deficiencies. Each Unit Holder agrees that such Unit Holder shall not treat any Company item inconsistently on such Unit Holder’s federal, state, foreign or other income tax return with the treatment of the item on the Company’s return. Any deficiency for taxes imposed on any Unit Holder (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Unit Holder and if required to be paid (and actually paid) by the Company, will be recoverable from such Unit Holder as provided in Section 4.2.

(f)    Survival of Obligations. The obligations of each Unit Holder under this Section 7.4 survive the transfer or redemption by such Unit Holder of its Membership Interest, the termination of this Agreement, and the dissolution of the Company. Each Unit Holder acknowledges that, notwithstanding the transfer or redemption of all or any portion of its Membership Interest, it may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company’s years (or portions thereof) before such transfer or redemption.

SECTION 2 - MISCELLANEOUS

Unless expressly provided herein, all other terms and provisions of the Operating Agreement are and shall remain in full force and effect.

I, Thomas C. Chronister, do hereby certify that I am the duly elected, qualified and acting Secretary of the Company, and further certify that the above amendments were duly adopted pursuant to the Company’s Operating Agreement at a meeting of the Members held on February 20, 2018.

/s/ Thomas C. Chronister
Thomas C. Chronister, Secretary

Approved:

/s/ Robert J. Davis
Robert J. Davis, Chairman